ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 21, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Surgery Partners, Inc.
Amendment No. 1 to Registration Statement on Form S-1, filed on September 14, 2015
CIK No. 0001638833

Dear Ms. Hayes:

On behalf of Surgery Partners, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated September 17, 2015, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed to the SEC on September 14, 2015.

The Company is concurrently filing via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering a hard copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the version filed on September 14, 2015.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

September 21, 2015

Risk Factors, page 21

1. We note that your amended and restated certificate of incorporation includes an exclusive forum provision as Article IX naming the Court of Chancery for the State of Delaware as the exclusive forum for the actions described in the Article. Under an appropriately titled risk factor, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

Response to Comment 1:

The Company has revised the Registration Statement to add an appropriately titled risk factor describing the exclusive forum provision and the types of actions to which it relates and disclosing that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers or other employees and may discourage lawsuits with respect to such claims. Please see the revisions on page 57.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

September 21, 2015

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Michael Doyle
Teresa Sparks